UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              STOCKER & YALE, INC.
                              --------------------
                                (Name of issuer)

                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of class of securities)

                                   86126 T 104
                                   -----------
                                 (CUSIP number)


                                Mark. W. Blodgett
                      Chairman and Chief Executive Officer
                              Stocker & Yale, Inc.
                                32 Hampshire Road
                                 Salem, NH 03079
                                 ---------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 15, 1996
                                 ---------------

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 5 Pages)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                           ---------------------------
|CUSIP NO. 86126 T 104  |           13D            |   Page  2  of  5    Pages |
|          -----------  |                          |        ---     ---        |
-------------------------                           ---------------------------

|--------|---------------------------------------------------------------------|
|  1     |  NAME OF REPORTING PERSONS                                          |
|        |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                 |
|        |                                                                     |
|        |  Mark W. Blodgett                [SS#              ]                |
|--------|---------------------------------------------------------------------|
|  2     |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]  |
|        |                                                            (b) [x]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  3     |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  4     |  SOURCE OF FUNDS                                                    |
|        |   PF                                                                |
|--------|---------------------------------------------------------------------|
|        |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|  5     |  PURSUANT TO ITEMS 2(d) OR 2(e)                                     |
|        |   [ ]                                                               |
|--------|---------------------------------------------------------------------|
|  6     |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  United States of America                                           |
|--------|-----------------|--------|------------------------------------------|
|        NUMBER OF         |   7    | SOLE VOTING POWER                        |
|         SHARES           |        | 666,954.8                                |
|      BENEFICIALLY        |        |                                          |
|        OWNED BY          |        |                                          |
|          EACH            |        |                                          |
|        REPORTING         |        |                                          |
|         PERSON           |        |                                          |
|          WITH            |        |                                          |
|                          |        |                                          |
|                          |--------|------------------------------------------|
|                          |   8    | SHARED VOTING POWER                      |
|                          |        | 89,307.2 SHARES of COMMON STOCK          |
|                          |---------------------------------------------------|
|                          |   9    | SOLE DISPOSITIVE POWER                   |
|                          |        | 666,954.8                                |
|                          |---------------------------------------------------|
|                          |   10   | SHARED DISPOSITIVE POWER                 |
|                          |        | 89,307.2                                 |
|--------|---------------------------------------------------------------------|
|  11    | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|        |                                                                     |
|        | 666,954.8                                                           |
|--------|- -------------------------------------------------------------------|
|  12    | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [x] |
|        | SHARES                                                             |
|        |                                                                     |
|--------|- -------------------------------------------------------------------|
|  13    | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   |
|        | 26.0%                                                               |
|--------|- -------------------------------------------------------------------|
|  14    | TYPE OF REPORTING PERSON                                           |
|        | IN                                                                  |
--------------------------------------------------------------------------------

-------------------------                           ---------------------------
|CUSIP NO. 86126 T 104  |           13D            |   Page  3  of  5    Pages |
|          -----------  |                          |        ---     ---        |
-------------------------                           ---------------------------


Item 1.  Security and Issuer.
         -------------------

         The securities to which this statement relates are the shares of the common stock, par value $0.001 per share (the "Common Stock") of Stocker & Yale, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 32 Hampshire Road, Salem, NH 03079

Item 2.  Identity and Background.
         -----------------------

         (a)      Name:  Mark. W. Blodgett ("Mr. Blodgett")

         (b)      Business Address:

                  32 Hampshire Road
                  Salem, NH 03079

         (c)      Principal Occupation; Name and Address of Principal Business
                  Address: Chairman and Chief Executive Officer Stocker & Yale, Inc. 32 Hampshire Road Salem, NH 03079

         (d) and (e). During the last five years, Mr. Blodgett has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Citizenship:  United States

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         On March 15, 1996, Mr. Blodgett acquired beneficial ownership of 1,000 shares of Common Stock. The aggregate consideration for such shares was $5,870, exclusive of brokerage commissions. The funds used for such acquisition were obtained from Mr. Blodgett's personal assets, which may at any time include funds borrowed in the ordinary course in his margin accounts.

-------------------------                           ---------------------------
|CUSIP NO. 86126 T 104  |           13D            |   Page  4  of   5   Pages |
|          -----------  |                          |        ---     ---        |
-------------------------                           ---------------------------


Item 4.  Purpose of Transaction.
         ----------------------

         As described in Item 3, Mr. Blodgett acquired beneficial ownership of 1,000 shares of Common Stock on March 15, 1996 through certain public market purchases. Mr. Blodgett holds the shares for investment purposes.

         From time to time, Mr. Blodgett has purchased shares of Common Stock in public market purchases and in the Company's equity offerings. Mr. Blodgett may, from time to time, acquire additional securities of the Company.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

         (a) Mr. Blodgett directly beneficially owns 666,954.8 shares of Common Stock, representing 25.5% of the issued and outstanding Common Stock as of the date hereof. This amount does not include 79,707.2 shares of Common Stock owned by the Blodgett Family Trust, of which Mr. Blodgett is a Trustee, and 9,600 shares of Common Stock owned by the Helen W. Blodgett Trust, of which Mr. Blodgett is a Trustee. Mr. Blodgett disclaims beneficial ownership of all shares owned by the Blodgett Family Trust and the Helen W. Blodgett Trust.

         (b) Mr. Blodgett has sole power to vote and dispose of 666,954.8 shares of Common Stock.

         (c) Mr. Blodgett has purchased shares of the Common Stock of the Company in public market purchases during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Mr. Blodgett is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

-------------------------                           ---------------------------
|CUSIP NO. 86126 T 104  |           13D            |   Page  5  of   5   Pages |
|          -----------  |                          |        ---     ---        |
-------------------------                           ---------------------------


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.







                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: __________________                      By:_____________________________
                                                  Name: Mark W. Blodgett





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